UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                       ---------------------------------

                       INFORMATION STATEMENT PURSUANT TO

                             SECTION 14F-1 OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                       ---------------------------------


                         AMALGAMATED ACQUISITION CORP.
                         -----------------------------
                           (Name of Subject Company)


                   Common Stock, par value $.0001 per share
                   ----------------------------------------
                        (Title of Class of Securities)


                                 to be applied
                     -------------------------------------
                     (CUSIP Number of Class of Securities)


                         Amalgamated Acquisition Corp.
                            Attn: Company Secretary
                       c/o QMIS Capital Finance Pte Ltd.
                          Room 1819 Mingyong Building
                      No.60 Xian Road, Shekekou District
                             Dalian, China 116021
                            Tel: 011-86-13909840703
                            -----------------------


(Name, Address and Telephone Number of Person Authorized to Receive Notice and
          Communications on Behalf of the Person(s) Filing Statement)

                         AMALGAMATED ACQUISITION CORP.

                       c/o QMIS Capital Finance Pte Ltd.
                          Room 1819 Mingyong Building
                      No.60 Xian Road, Shekekou District
                             Dalian, China 116021

                            TEL: 011-86-13909840703

            INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
                      SECURITIES EXCHANGE ACT OF 1934 AND
                 SECURITIES AND EXCHANGE COMMISSION RULE 14F-1


                            NOTICE OF CHANGE IN THE
                      MAJORITY OF THE BOARD OF DIRECTORS

                         JUNE 26, 2007 (CLOSING DATE)


                                 INTRODUCTION

        The information contained in this Information Statement is being furnished to all holders of record of common stock of Amalgamated Acquisition Corp., a Delaware corporation (the "Company"), at the close of business on June 26, 2007 (Closing Date) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about June 26, 2007 (Closing Date).

        NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

        Pursuant to a Share Purchase Agreement ("Agreement"), dated as of June 15, 2007, by and between William Tay ("Seller"), and Wang Xiao Peng ("Purchaser"), Seller agreed to sell to Purchaser 1,390,000 shares of common stock of the Company constituting 100% of the Company's outstanding common stock, and Purchaser agreed to buy the shares for a total of US$33,000 in cash. The transaction closed on June 26, 2007 (Closing Date).

        By virtue of Purchaser's acquisition of 100% of the voting securities of the Company pursuant to the Agreement, Purchaser acquired control of the Company on June 26, 2007 (Closing Date). In connection with the sale, the Board of Directors of the Company has elected Wang Xiao Peng (the "New Director") as Director and as President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary of the Company, who will take office ten days after the Company files with the U.S. Securities and Exchange Commission ("SEC") and transmits to all holders of record of common stock of the Company as of June 26, 2007 (Closing Date) this Information Statement containing the information required under SEC Rule 14f-1 (the "Information Statement"). William Tay will resign as President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary with the Company on June 26, 2007 (Closing Date). Mr. Tay's resignation as a Director of the Company to take effect immediately after the New Director takes office.

        As of the date of this Information Statement, the authorized capital stock of the Company consisted of 100,000,000 shares of common stock, par value $0.0001 per share, of which 1,390,000 common shares are issued and outstanding, and 20,000,000 shares of preferred stock, par value $0.0001 per share, of which no preferred shares are issued and outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

        The following sets forth information regarding the New Director and executive officer of the Company.

Wang Xiao Peng, Director Nominee, President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary.

        Wang Xiao Peng, will serve as sole Director, President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary of the Company.

       Mr. Wang's has fourteen years working experience in Business enterprises working as Senior executive Director of Hebei Province Looping Bo Bay Economy & Technique Group Co., Ltd. Mr. Wang Xiaopeng, 43 years old, college Diploma. Between 1983 and 1985, worked at Hebei Province Member Committee, and as office director in Hebei Kanshou University, between 1985 and 1989, as vice secretary of Hebei Province Member Committee Organ and journalist of "Hebei Youth" Journal Press, between 1989 and 1990, as general Manager of General Company of Hebei Youth Industry, between 1990 and 1991, as commissioner of "Shijiazhuang Market Guidance" of China Commerce Press, in 1991, he joined in Civil Revolution Hebei Province Committee, and listed to be series of Minge Central Cadre in Support, in 1997, as board chairman and president of "Hebei Looping Bo River", in 1998, he served as board chairman of Shuanglong Mountain, South Lake Sceneries, in 2002, as deputy head of the team in Dongbaipo Scenery Red Tour Leading Team, in 2005, being invited to attend the first session of World Outstanding Chinese Business Men Conference, in 2006, as assistant president and secretary-general of the World Chinese Communication and Enterprise Development and Research Academy, and proprietor of the journal press" World Chinese", in June 2006, as secretary-General of World Overseas Chinese Culture Development Fund Committee, in August 2006, being invited to be served as professor, tutor of master in Hebei Business and Economy University. Now, he is the Chairman of Hebei Province Looping Bo Bay Economy & Technique Group Co., Ltd. He is a Chinese Citizen in China.

FAMILY RELATIONSHIPS

        There are no family relationships among any of the Company's directors and officers or the New Director.

VOTING CONTROL AND MANAGEMENT

        The following table sets forth certain information as of June 26, 2007 (Closing Date), with respect to the ownership of common stock by the sole director and executive officer of the Company, and each person known by the Company to be the owner of five percent or more of the common stock of the Company.

                                  AMOUNT AND
                                  NATURE OF
                                  BENEFICIAL
NAME AND ADDRESS OF               OWNERSHIP OF           PERCENTAGE OF
BENEFICIAL OWNER (1)              CLASS (2)              CLASS
----------------------------      ---------------        --------------
Wang Xiao Peng                    1,390,000                   100%
Room 1819 Mingyong Building,
No. 60, Xian Road,
Shekekou District,
Dalian, China 116021

(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting and investment power.

(2) Based upon 1,390,000 shares of Common Stock issued and outstanding as of the date of this information statement.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

        Because our board of directors currently consists of only one member, we do not have any audit, compensation or nominating committee of the Board of Directors or committees performing similar functions. We do not believe it is necessary for our board of directors to appoint such committees because the volume of matters that come before our Board of Directors for consideration permits each Director to give sufficient time and attention to such matters to be involved in all decision making. As of June 26, 2007 (Closing Date), all activities of the Company have been conducted by the sole director and corporate officer of the Company from either his home or his business office.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Except for the ownership of the Company's securities, none of the directors, executive officers, holders of ten percent of the Company's outstanding common stock, or any associate or affiliate of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, since the inception of the Company in July 20, 2006, in any transaction or proposed transaction which may materially affect the Company.

        No executive officer, present director, proposed director or any member of these individuals' immediate families or any corporation or organization with whom any of these individuals is an affiliate is or has been indebted to the Company since the beginning of its last fiscal year.

LEGAL PROCEEDINGS

        We are not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

SECTION 16 REPORTING

        Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

        To the Company's knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under
Section 16(a).

COMPENSATION OF DIRECTORS AND OFFICERS

        The sole officer and director of Company has not received any compensation for his services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company. However, he anticipates receiving benefits as beneficial stockholder of the Company.

        No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

EMPLOYMENT AGREEMENTS

        The Company has not entered into any employments with our executive officers or other employees to date.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

                                  SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         AMALGAMATED ACQUISITION CORP.


Dated: June 26, 2007                     /s/ William Tay
                                         ------------------------------
                                         By: William Tay
                                         Its: Secretary